SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 24, 2004


                                 -------------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                 -------------


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F _

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes __ No X

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 24, 2004 announcing that STMicroelectronics N.V. has redeemed over 99% of its Liquid Yield Option Notes ("LYONs") due 2009.

                                 [ST MICRO LOGO]

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSE INFORMATION

PR No. C1526H



         STMicroelectronics Redeems Over 99% of its Liquid Yield Option
                            Notes ("LYONs") due 2009


Geneva, September 24, 2004 - STMicroelectronics (NYSE: STM) announced that it has redeemed approximately $910 million nominal value of its Liquid Yield Option Notes ("LYONs") due September 22, 2009 for approximately $806 million in cash. Over 99% of the Company's outstanding LYONs were surrendered by holders, pursuant to the terms and conditions of the LYONs, during the prescribed period from August 24, 2004 through September 22, 2004. The Company intends to redeem for cash at their accreted value the approximate $8 million nominal value LYONs still outstanding.


About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.



For further information, please contact:


Media Relations                             Investor Relations

Maria Grazia Prestini                       Benoit de Leusse                  Fabrizio Rossini
Director, Corporate Media Relations         Director, Investor Relations      Senior Manager, Investor Relations
STMicroelectronics                          STMicroelectronics                STMicroelectronics
Tel: +41.22.929.6945                        Tel: +41.22.929.5812              Tel: +41.22.929.6973

Lorie Lichtle n / Nelly Dimey               Nancy Levain
Financial Dynamics                          LT Value
Paris Tel: +33.1.47.03.68.10                Tel: +33.01.55.27.15.88


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         STMicroelectronics N.V.


Date:  September 24, 2004                By:  /s/ PASQUALE PISTORIO
                                                --------------------------------
                                  Name:  Pasquale Pistorio
                                  Title: President and Chief Executive Officer

Enclosure: A press release dated September 24, 2004 announcing that STMicroelectronics N.V. has redeemed over 99% of its Liquid Yield Option Notes ("LYONs") due 2009.